Exhibit 99.2
Laurel Canyon Capital Partners, LLC
1503 Abbott Kinney
Venice, California 90291
April 17, 2010
VIA EMAIL AND FEDERAL EXPRESS
The Board of Directors
Crystal River Capital, Inc.
Three World Financial Center
200 Vesey Street, 10th Floor
New York, NY 10281-1010
Re:	Ownership Limit Waivers
Ladies and Gentlemen:
Reference is hereby made to the provisions of Section 6.2.1(a)(i)(1) of the Articles of Amendment and Restatement, dated as of March 15, 2005, of Crystal River Capital, Inc. (the “Company”), as amended to date (the “Charter”), which generally prohibit any Person from Beneficially Owning or Constructively Owning shares of Capital Stock, including shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), in excess of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Capital Stock of the Company excluding any outstanding shares of Capital Stock not treated as outstanding for federal income tax purposes (the “Ownership Limit”). Capitalized terms used but not defined herein shall have the meaning set forth in the Charter.
Further reference is made to Title 3, Subtitle 7 of the Maryland General Corporation Law (the “Control Share Act”) and to Title 3, Subtitle 6 of the Maryland General Corporation Law (the “Business Combination Act”). Article II, Section 14 of the Company’s Amended and Restated Bylaws (the “Bylaws”) contains a provision exempting acquisitions of Common Stock from the Control Share Act. Pursuant to Article XIV of the Bylaws, the board of directors of the Company (the “Board”) has the exclusive power to adopt, alter or repeal any provision of the Bylaws, including, without limitation, the exemption in Article II, Section 14, which may be repealed, in whole or in part, at any time, whether before or after an acquisition of “control shares” and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent “control share acquisition” (as such terms are defined in the Control Share Act). The Business Combination Act becomes applicable if a person acquires “beneficial ownership” (as defined in the Business Combination Act) of 10% or more of the voting power of the Company, unless the Board approves in advance the transaction by which the person becomes a 10% or more beneficial owner.

The Board of Directors
Crystal River Capital, Inc.
April 17, 2010

As disclosed in a Schedule 13D filed on March 8, 2010 by Daniel M. Gottlieb (“Gottlieb”) and Laurel Canyon Capital Partners, LLC (“Laurel Canyon,” and together with Gottlieb, the “Laurel Canyon Parties”), the Laurel Canyon Parties beneficially own 1,580,383 shares of Common Stock as of the date hereof (the “Laurel Canyon Shares”), which represent 6.34% of the outstanding Common Stock. As disclosed in a Schedule 13D filed on March 9, 2010 by Steven D. Lebowitz (“Lebowitz”) and Bedford Drive Capital Partners, LLC (“Bedford Drive”, and together with Lebowitz, the “Bedford Drive Parties”), the Bedford Drive Parties beneficially own 1,569,387 shares of Common Stock as of the date hereof (the “Bedford Drive Shares”), which represent 6.3% of the outstanding Common Stock.
The Laurel Canyon Parties hereby advise the Company that they desire to invite the Bedford Drive Parties to acknowledge and agree to this letter agreement and to contribute all of the Bedford Drive Shares to Laurel Canyon in exchange for approximately 50% of the equity ownership interests of Laurel Canyon (the “Bedford Drive Contribution”). The Laurel Canyon Parties desire to acquire the Company by means of a merger, tender offer or other structure pursuant to which the Company’s shareholders would receive cash consideration of not less than $0.75 per share of Common Stock (the “Proposed Acquisition”), which represents a premium of 25% over the cash consideration payable pursuant to that certain agreement and plan of merger, dated as of February 23, 2010, by and among Brookfield Asset Management Inc., B Acquisition Sub, Inc. and the Company (the “Brookfield Merger Agreement”) and that the Laurel Canyon Parties, in good faith, believe that the Proposed Acquisition could reasonably be expected to result in a “Superior Proposal” (as defined in the Brookfield Merger Agreement). The Laurel Canyon Parties have advised the Company that they desire to submit a proposal to the Board with respect to a Proposed Acquisition and believe that the Bedford Drive Contribution would provide Laurel Canyon with greater access to immediately available capital for the purpose of funding the Proposed Acquisition.
Based on the foregoing and subject to the terms and conditions of this letter agreement, the Laurel Canyon Parties hereby request that the Board irrevocably take the following actions and confirm the same by causing the Company to countersign this letter agreement below:
(x)	waive the application of the Ownership Limit to the extent necessary to allow the Laurel Canyon Parties and the Bedford Drive Parties to negotiate and consummate the Bedford Drive Contribution and thereafter to allow the Laurel Canyon Parties and the Bedford Drive Parties to collectively Beneficially Own up to, but not in excess of, 15% of the issued and outstanding shares of Common Stock at any time (the “Laurel Canyon Ownership Limit”); and

(y)	waive the application of the Ownership Limit to the extent that (1) any of the Laurel Canyon Parties and the Bedford Drive Parties would be deemed to

The Board of Directors
Crystal River Capital, Inc.
April 17, 2010

Constructively Own any shares of Common Stock not Beneficially Owned by any of the Laurel Canyon Parties or the Bedford Drive Parties, and (2) any Person other than the Laurel Canyon Parties and the Bedford Drive Parties would be deemed to Constructively Own any of the Laurel Canyon Shares or the Bedford Drive Shares (together, the “Aggregate Shares”) if such other Person does not Beneficially Own any of the Aggregate Shares.
The waivers in clauses (x) and (y) are collectively referred to herein as the “Ownership Limit Waivers”).
The Company hereby agrees not to repeal, modify, or otherwise amend Article II, Section 14 or other provision of the Bylaws so as to result in the application of the Control Share Act to (i) the Bedford Drive Contribution, (ii) the Aggregate Shares or (iii) the acquisition (a “Permitted Acquisition”) by Laurel Canyon of Beneficial Ownership of any shares of Common Stock, which, when added to the Aggregate Shares, do not exceed the Laurel Canyon Ownership Limit (the “Control Share Exemption Waiver”). For the avoidance of doubt, the Company further agrees that the Laurel Canyon Parties and the Bedford Drive Parties may Beneficially Own the Aggregate Shares and any shares of Common Stock acquired in a Permitted Acquisition such that the Control Share Act does not, and will not, apply to such shares.
The Laurel Canyon Parties further hereby request that, for the purposes of the Business Combination Act and subject to the terms and conditions of the letter agreement, the Board irrevocably approve (i) the Bedford Drive Contribution and (ii) all Permitted Acquisitions, with the effect that none of the Laurel Canyon Parties and the Bedford Drive Parties, singly or collectively, constitute, or will constitute, an “interested stockholder” within the meaning of the Business Combination Act as a result of the Bedford Drive Contribution or a Permitted Acquisition (the “Business Combination Act Approval,” and together with the Ownership Limit Waivers and the Control Share Exemption Waiver, the “Waivers”); provided, however, that the Waivers shall not extend to (i) any acquisition by any of the Laurel Canyon Parties and the Bedford Drive Parties of Beneficial Ownership of shares of Common Stock in excess of the Laurel Canyon Ownership Limit or (ii) a “business combination” (within the meaning of the Business Combination Act), in either case, without the prior approval of the Board, including a majority of the disinterested members of the Board.
Notwithstanding the foregoing:
(a)	the Ownership Limit is not waived to the extent that the Waivers, at any time, result in any individual, within the meaning of Section 542(a)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), Beneficially Owning in the aggregate in excess of 9.8% of the aggregate value of all outstanding shares of

The Board of Directors
Crystal River Capital, Inc.
April 17, 2010

any class or series of Capital Stock of the Company after the application of the rules of Section 544 of the Code as modified by Section 856(h) of the Code;

(b)	the Ownership Limit is not waived to the extent that the Waivers, would result in the Company being treated as Constructively Owning a 10% or greater interest (by vote, value, capital or profits, as applicable) in any tenant of the Company or any tenant of any subsidiary of the Company within the meaning of Code Section 856(d)(2)(B); and

(c)	the Ownership Limit is not waived to the extent that the Waivers, at any time, result in the Company failing to qualify as a real estate investment trust for federal income tax purposes.
In connection with this letter agreement, the Laurel Canyon Parties jointly and severally represent and warrant to the Company that the Laurel Canyon Parties do not, as of the date hereof, Beneficially Own any shares of Common Stock other than the Laurel Canyon Shares and will not, immediately following the Bedford Drive Contribution, Beneficially Own any shares of Common Stock other than the Aggregate Shares. To the Laurel Canyon Parties’ knowledge, the Bedford Drive Parties do not as of the date hereof Beneficially Own any shares of Common Stock other than the Bedford Drive Shares.
In connection with this letter agreement, upon execution of this letter agreement, the Bedford Drive Parties jointly and severally represent and warrant to the Company that the Bedford Drive Parties do not, as of the date hereof, Beneficially Own any shares of Common Stock other than the Bedford Drive Shares and will not, immediately following the Bedford Drive Contribution, Beneficially Own any shares of Common Stock other than the Aggregate Shares.
The Laurel Canyon Parties (and, upon execution of this letter agreement, the Bedford Drive Parties) hereby jointly and severally make the following further representations and warranties and covenants with the intention that the Board rely on them in granting the Waivers:
1.	Laurel Canyon is an entity, the ownership of whose stock is attributed to its owners under Sections 544 as modified by Section 856(h) of the Code (a “Look Through Entity”).

2.	Taking into account the Bedford Drive Contribution, no individual, within the meaning of Section 542(a)(2) of the Code, included among the Laurel Canyon Parties and the Bedford Drive Parties beneficially owns shares of Common Stock with an aggregate value in excess of 9.8% of the value of all outstanding shares of

The Board of Directors
Crystal River Capital, Inc.
April 17, 2010

stock of the Company after the application of the rules of Sections 542 and 544 of the Code as modified by Section 856(h) of the Code.
3.	Neither the Laurel Canyon Parties nor the Bedford Drive Parties directly owns, or to their knowledge, Constructively Owns, a 10% or greater interest (by vote, value, capital or profits, as applicable) in any tenant of the Company or tenant of any subsidiary of the Company within the meaning of Code Section 856(d)(2)(B).

4.	Each of the Laurel Canyon Parties and the Bedford Drive Parties is a United States person within the meaning of Code Section 7701(a)(30).
The Laurel Canyon Parties (and, upon the Bedford Drive Contribution, the Bedford Drive Parties) jointly and severally agree that (a) the Laurel Canyon Parties and the Bedford Drive Parties will promptly notify the Company if any of the above representations and warranties is no longer true or accurate; (b) as of the date hereof, none of the Laurel Canyon Parties or the Bedford Drive Parties have commenced a tender offer for the Common Stock or a proxy solicitation with respect to the Company and such parties agree not to take any such actions without the approval by a majority of the disinterested directors of the Company unless it has provided the Company with three business days advance notice; (c) none of the Laurel Canyon Parties or the Bedford Drive Parties will publicly request any further waivers of the Ownership Limit or the Laurel Canyon Ownership Limit or of the Control Share Act or the Business Combination Act, except in connection with a tender offer or proxy solicitation as contemplated under clause (b) above.
In the event that the Waivers contained herein are invalidated or otherwise are no longer effective, this letter agreement shall be deemed null and void ab initio, the Laurel Canyon Parties and the Bedford Drive Parties shall be entitled to rescind the Bedford Drive Contribution, and the parties to this letter agreement shall be restored to the status quo existing immediately prior to the execution of this letter agreement as if this letter agreement and the Bedford Drive Contribution and other transactions contemplated herein were never undertaken in the first instance.
This letter agreement may be executed in two or more counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute the same agreement. The Waivers contained in this letter agreement shall be irrevocable, except as expressly provided herein. Neither this letter agreement nor the Waivers contained herein may be assigned or transferred, including by operation of law in connection with a merger, consolidation, transfer of equity interests or other transaction involving any party benefiting from the Waivers, by any of the Laurel Canyon Parties and the Bedford Drive Parties or any of their respective affiliates.

The Board of Directors
Crystal River Capital, Inc.
April 17, 2010

The Company hereby represents and warrants to the Laurel Canyon Parties and the Bedford Drive Parties that this letter agreement and the Waivers have been duly authorized and approved by the Board, and constitute the binding obligations of the Company, enforceable against the Company and the Board in accordance with the terms hereof. Subject to the restrictions on assignment or transfer set forth elsewhere in this letter agreement, this letter agreement and the Waivers will be binding upon, and inure to the benefit of, the Company, the Laurel Canyon Parties and the Bedford Drive Parties and their respective permitted successors and assigns.
Neither the submission by Laurel Canyon to the Company of this letter agreement nor the Laurel Canyon Parties’ requests set forth herein shall be construed as an admission, or to imply, that any of the Laurel Canyon Parties and the Bedford Drive Parties are acting in concert or are part of a “group” within the meaning of the definition of a “Person” in the Charter.
[Signature Pages Follow]

The Board of Directors
Crystal River Capital, Inc.
April 17, 2010

Kindly acknowledge the agreement of the Company and the approval of the Board to the provisions of this letter agreement and to the foregoing Waivers by signing this letter agreement where indicated below and returning a PDF version or facsimile copy in the manner indicated in the email transmission by which we are submitting this letter agreement

LAUREL CANYON PARTNERS, LLC
By:	Daniel M. Gottlieb, its sole member and manager

/s/ Daniel M. Gottlieb
Daniel M. Gottlieb

/s/ Daniel M. Gottlieb
DANIEL M. GOTTLIEB

[Signatures continued on following page]

The Board of Directors
Crystal River Capital, Inc.
April 17, 2010

ACKNOWLEDGED, AGREED AND WAIVED: CRYSTAL RIVER CAPITAL, INC.
By:	/s/ Rodman L. Drake
	Name:	Rodman L. Drake
	Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED: BEDFORD DRIVE CAPITAL PARTNERS, LLC
By:	Steven D. Lebowitz, its sole member and manager

/s/ Steven D. Lebowitz
Steven D. Lebowitz

/s/ Steven D. Lebowitz
STEVEN D. LEBOWITZ